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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Amendment No. 3)
Rule 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934

CTC Media, Inc.
(Name of Issuer)

CTC Media, Inc.
(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

12642X106
(CUSIP Number of Class of Securities)

Yuliana Slashcheva
Chief Executive Officer
31A Leningradsky Prospekt
Moscow, Russia 125284
+7-495-785-6347
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of Persons Filing Statement)

With copies to:
Timothy J. Corbett, Esq.
Morgan, Lewis & Bockius UK LLP
Condor House
5-10 St. Paul's Churchyard
London EC4M 8AL United Kingdom
+44-20-3201-5000

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee
$255,000,000.00	$51,000.00

(1)
Represents the total cash expected to be available for distribution to stockholders in the merger, including the net proceeds of the sale described in the proxy statement (the "Proxy Statement") on Schedule 14A of CTC Media, Inc. (the "Company") filed with the Securities and Exchange Commission (the "SEC") on October 21, 2015.

☒
Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$51,000.00	Filing Party:	CTC Media, Inc.
Form or Registration No.:	Schedule 14A	Date Filed:	October 21, 2015

Introduction

        This Amendment No. 3 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended, this "Schedule") is being filed by CTC Media, Inc., a Delaware corporation and the issuer of the equity securities which are the subject of the Rule 13e-3 transaction.

        This Schedule relates to (i) the Framework Agreement, dated as of September 24, 2015 (as it may be further amended from time to time, the "Sale Agreement"), providing for the sale of 75% of the outstanding participation interests of CTC Investments LLC ("CTC Investments"), a wholly owned subsidiary of the Company, to UTV-Management LLC ("UTV-Management"), and the approval by the Company of the issuance of an additional, new participation interest in CTC Investments to UTV-Management or its affiliate following the closing of the sale (the "Sale"), which would result in UTV-Management (together with its affiliate) holding 80% of CTC Investments to ensure compliance with the requirements of certain amendments to the Russian law "On Mass Media," (as amended, the "Mass Media Law"), which will come into force on January 1, 2016 and (ii) the Agreement and Plan of Merger (as it may be further amended from time to time, the "Merger Agreement"), providing for the merger of CTCM Merger Sub, Inc., a wholly owned subsidiary of the Company, with and into the Company, with the Company surviving (the "Merger"), to be consummated at a time to be determined by the Company's board of directors following the Sale, and each holder of the Company's common stock as of the effective time of the Merger (other than Telcrest Investments Limited ("Telcrest"), who holds shares of common stock that the Company has, as of the date of the Proxy Statement, identified as blocked property pursuant to applicable sanctions associated with the Specially Designated Nationals and Blocked Persons List of the U.S. Department of Treasury, Office of Foreign Asset Control), becoming entitled to receive cash consideration per share based on the aggregate amount of the Company's available cash as of the time of the Merger (such amount, as will be ultimately determined by the Company, the "Merger Consideration"). The Sale and the Merger are referred to as the "Proposed Transactions".

        A copy of the Proxy Statement is attached hereto as Exhibit (a)(3), a copy of the Sale Agreement is attached as Annex A to the Proxy Statement and a copy of the Merger Agreement is attached as Annex B to the Proxy Statement. All references in this Schedule to Items numbered 1001 to 1016 are references to Items contained in Regulation M-A under the Exchange Act.

        The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the Items of Schedule 13E-3. The information contained in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated herein by reference. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion. Capitalized terms used but not defined in this Schedule shall have the meanings given to them in the Proxy Statement.

Item 1.    Summary Term Sheet.

        The information set forth under the caption "Summary Term Sheet" in the Proxy Statement is incorporated herein by reference.

Item 2.    Subject Company Information.

(a)	Name and Address. The principal executive office of the subject company, CTC Media, Inc., is 31A Leningradsky Prospekt, Moscow, Russia 125284 and its telephone number is +7-495-785-6347.

(b)	Securities. The information set forth under the caption "The Special Meeting—Record Date and Quorum" of the Proxy Statement is incorporated herein by reference. The exact title of the subject class of equity securities is common stock, $0.01 par value per share.
(c)	Trading Market and Price. The information set forth under the caption "Market Prices of the Company's Common Stock and Dividend Information" of the Proxy Statement is incorporated herein by reference.
(d)	Dividends. The information set forth under the caption "Market Prices of the Company's Common Stock and Dividend Information" of the Proxy Statement is incorporated herein by reference.
(e)	Prior Public Offerings. None.
(f)
Prior Stock Purchases. In 2013, the Company repurchased 2,500,000 shares of its common stock in the market for use under its 2013 Equity Incentive Plan at an average price of $11.89 per share for a total of $29.7 million as set forth below:

	Three Months Ended
	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013
Number of shares of common stock repurchased	n/a	1,327,093	1,172,907	n/a
Range of prices paid (high and low) ($)	n/a	11.56-12.61	10.58-12.44	n/a
Average price paid ($)	n/a	12.04	11.67	n/a

The Company did not repurchase any shares of its common stock in 2014.

Item 3.    Identity and Background of Filing Person.

(a)	Name and Address.

The business address and business telephone number of the Company and all of the directors and executive officers of the Company are as stated in Item 2(a). Yuliana Slashcheva is the Chief Executive Officer of the Company. Stanislav Ploschenko is the Chief Financial Officer of the Company. Liliya Omasheva is the Chief of Operational Efficiency and Organizational Development of the Company. Sergey Petrov is the Chief Broadcasting Officer of the Company. Ms. Slashcheva, Mr. Ploschenko, Ms. Omasheva and Mr. Petrov are the Company's executive officers. The directors of the Company are Angelo Codignoni, Co-Chairman, Natasha Tsukanova, Co-Chairman, Tamjid Basunia, Irina Gofman, Werner Klatten, Kaj Gradevik, Jean-Pierre Morel, Alexander Pentya and Timur Weinstein.

(b)	Business and Background of Entities.

Not applicable.

(c)	Business and Background of Natural Persons.

The information required by subsections (1) and (2) of this item with respect to the directors and executive officers of the Company, is set forth under Item 10 of the Company's Amendment No. 1 to its Annual Report on Form 10-K/A filed with the SEC on May 1, 2015, which is incorporated herein by reference. During the past five years, none of the directors or executive officers of the Company has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Each of Ms. Tsukanova, Ms. Gofman and Mr. Basunia is a citizen of the United Kingdom. Mr. Codignoni is a citizen of the Principality of Monaco. Mr. Klatten is a citizen of the Federal Republic of Germany. Mr. Gradevik is a citizen of the Kingdom of Sweden. Mr. Morel is a citizen of the Kingdom of Belgium. Each of Messrs. Pentya and Weinstein and the executive officers of the Company is a citizen of the Russian Federation.

(d)	Business and Background of Entities.

Not applicable

Item 4.    Terms of the Transaction.

(a)(2)	Material Terms. The information set forth under the captions "Summary Term Sheet," "Questions and Answers About the Special Meeting, the Sale and the Merger," "Special Factors Relating to the Transactions, ""The Special Meeting," "Proposal 1—The Sale" and "Proposal 2—The Merger" of the Proxy Statement is incorporated herein by reference.
(c)
Different Terms. The information set forth under the captions "Summary Term Sheet," "Special Note Regarding Telcrest," "Special Factors Relating to the Transactions" and "Material Differences in Rights of Stockholders" of the Proxy Statement is incorporated herein by reference.
(d)	Appraisal Rights. The information set forth under the caption "Proposal 2—The Merger—Appraisal Rights" of the Proxy Statement is incorporated herein by reference.
(e)	Provisions for Unaffiliated Security Holders. None.
(f)	Eligibility for Listing or Trading. Not applicable.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

(a)	Transactions. The information set forth under the caption "Certain Relationships and Related Party Transactions" of the Proxy Statement is incorporated herein by reference.
(b)
Significant Corporate Events. The information set forth under the caption "Special Factors Relating to the Transactions—Background to the Transactions" of the Proxy Statement is incorporated herein by reference.
(c)
Negotiations or Contacts. The information set forth under the caption "Special Factors Relating to the Transactions—Background to the Transactions" of the Proxy Statement is incorporated herein by reference.
(d)	Conflicts of Interest. The information set forth under the caption "Certain Relationships and Related Party Transactions" of the Proxy Statement is incorporated herein by reference.
(e)
Agreements Involving the Subject Company's Securities. The information set forth under the caption "Certain Relationships and Related Party Transactions" of the Proxy Statement is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

(b)	Use of Securities Acquired. The information set forth under the captions "Special Factors Relating to the Transactions—Effects of the Merger," "Special Note Regarding Telcrest" and "Proposal 2—The Merger" of the Proxy Statement is incorporated herein by reference.

(c)(1)-(8)	Plans. The information set forth under the captions "Summary Term Sheet," "Special Factors Relating to the Transactions—Reasons for the Transactions; Recommendation of the Special Committee and Board of Directors; Fairness of the Transactions," "Proposal 2—The Merger" and "Delisting and Deregistration of the Company's Common Stock" of the Proxy Statement is incorporated herein by reference.

Item 7.    Purposes, Alternatives, Reasons and Effects.

(a)	Purposes. The information set forth under the captions "Summary Term Sheet," "Questions and Answers About the Special Meeting, the Sale and the Merger," "Special Factors Relating to the Transactions—Background to the Transactions," "Special Factors Relating to the Transactions—Reasons for the Transactions; Recommendation of the Special Committee and Board of Directors; Fairness of the Transactions" and "Special Note Regarding Telcrest" is incorporated herein by reference.
(b)
Alternatives. The information set forth under the captions "Special Factors Relating to the Transactions—Background to the Transactions" and "Special Factors Relating to the Transactions—Reasons for the Transactions; Recommendation of the Special Committee and Board of Directors; Fairness of the Transactions" of the Proxy Statement is incorporated herein by reference.
(c)
Reasons. The information set forth under the captions "Special Factors Relating to the Transactions—Background to the Transactions" and "Special Factors Relating to the Transactions—Reasons for the Transactions; Recommendation of the Special Committee and Board of Directors; Fairness of the Transactions" of the Proxy Statement is incorporated herein by reference.
(d)
Effects. The information set forth under the captions "Special Factors Relating to the Transactions—Effects of the Merger" and "Proposal 2—The Merger" of the Proxy Statement is incorporated herein by reference.

Item 8.    Fairness of the Transaction.

(a)	Fairness. The information set forth under the caption "Special Factors Relating to the Transactions—Reasons for the Transactions; Recommendation of the Special Committee and Board of Directors; Fairness of the Transactions" is incorporated herein by reference.
(b)
Factors Considered in Determining Fairness. The information set forth under the captions "Special Factors Relating to the Transactions—Background to the Transactions" and "Special Factors Relating to the Transactions—Reasons for the Transactions; Recommendation of the Special Committee and Board of Directors; Fairness of the Transactions" of the Proxy Statement is incorporated herein by reference.
(c)
Approval of Security Holders. The information set forth under the captions "Special Factors Relating to the Transactions—Reasons for the Transactions; Recommendation of the Special Committee and Board of Directors; Fairness of the Transactions" and "The Special Meeting—Vote Required" of the Proxy Statement is incorporated herein by reference.
(d)
Unaffiliated Representative. An unaffiliated representative was not retained to act solely on behalf of unaffiliated security holders for the purposes of negotiating the terms of the transactions and/or preparing a report concerning the fairness of the transactions.

(e)	Approval of Directors. The information set forth under the caption "Special Factors Relating to the Transactions—Reasons for the Transactions; Recommendation of the Special Committee and Board of Directors; Fairness of the Transactions" of the Proxy Statement is incorporated herein by reference.
(f)	Other Offers. None.

Item 9.    Reports, Opinions, Appraisals and Negotiations.

(a)	Report, Opinion, or Appraisal. The information set forth under the captions "Special Factors Relating to the Transactions—Analysis of Financial Advisor of the Special Committee—Xenon Capital Partners" of the Proxy Statement, and the information set forth in "Annex D—Xenon Letters to the Special Committee" to the Proxy Statement, is incorporated herein by reference.
(b)
Preparer and Summary of the Report, Opinion, or Appraisal. The information set forth under the captions "Special Factors Relating to the Transactions—Analysis of Financial Advisor of the Special Committee—Xenon Capital Partners" of the Proxy Statement, and the information set forth in "Annex D—Xenon Letters to the Special Committee" to the Proxy Statement, is incorporated herein by reference.
(c)	Availability of Documents. The information set forth under the caption "Where You Can Find More Information" of the Proxy Statement is incorporated herein by reference.

  The reports, opinions or appraisal referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during regular business hours by any interested holder of the Company's common stock or any representative who has been so designated in writing.

Item 10.    Source and Amounts of Funds or Other Consideration.

(a)	Source of Funds. The information set forth under the caption "Proposal 1—The Sale—Financing of the Sale" of the Proxy Statement is incorporated herein by reference.
(b)	Conditions. None.
(c)	Expenses. The information set forth under the caption "Questions and Answers About the Special Meeting, the Sale and the Merger" of the Proxy Statement is incorporated herein by reference.
(d)	Borrowed Funds. The information set forth under the caption "Proposal 1—The Sale—Financing of the Sale" of the Proxy Statement is incorporated herein by reference.

Item 11.    Interest in Securities of the Subject Company.

(a)	Securities Ownership. The information set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" of the Proxy Statement is incorporated herein by reference.
(b)	Securities Transactions. None.

Item 12.    The Solicitation or Recommendation.

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth under the captions "Summary Term Sheet," "Questions and Answers About the Special Meeting, the Sale and the Merger" and "Special Factors Relating to the Transactions—Reasons for the Transactions; Recommendation of the Special Committee and Board of Directors; Fairness of the Transactions" of the Proxy Statement is incorporated herein by reference.
(e)
Recommendations of Others. The information set forth under the "Special Factors Relating to the Transactions—Reasons for the Transactions; Recommendation of the Special Committee and Board of Directors; Fairness of the Transactions" of the Proxy Statement is incorporated herein by reference.

Item 13.    Financial Statements.

(a)	Financial Information. The information set forth under (i) the caption "Summary Term Sheet—Summary Historical Consolidated Financial Data of the Company" of the Proxy Statement, (ii) the consolidated financial statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2014 filed with the SEC on March 5, 2015 and (iii) Item 1 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2015 filed with the SEC on August 7, 2015, is incorporated herein by reference.
(b)
Pro Forma Information. The information set forth under the captions "Summary Term Sheet—Summary Pro Forma Financial Data" and "Unaudited Pro Forma Financial Information" of the Proxy Statement is incorporated herein by reference.

Item 14.    Persons/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations. The information set forth under the caption "The Special Meeting—Solicitation of Proxies; Payment of Solicitation Expenses" of the Proxy Statement is incorporated herein by reference.
(b)
Employees and Corporate Assets. The information set forth under the caption "The Special Meeting—Solicitation of Proxies; Payment of Solicitation Expenses" of the Proxy Statement is incorporated herein by reference.

Item 15.    Additional information.

(b)	The information set forth under the caption "Proposal 3—Advisory Vote on Compensation of Named Executive Officers" of the Proxy Statement is incorporated herein by reference.
(c)	Other Material Information. The information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by reference.

Item 16.    Exhibits.

(a)(1)	Not applicable.
(a)(2)(i)	Preliminary copy of Letter to Stockholders from the Chief Executive Officer of the Company, incorporated by reference to the Proxy Statement.
(a)(2)(ii)	Preliminary copy of Notice of Special Meeting of Stockholders, incorporated by reference to the Proxy Statement.
(a)(3)	Preliminary Proxy Statement, incorporated by reference to the Proxy Statement.
(a)(4)	Not applicable.

(a)(5)	Not applicable.
(b)	Not applicable.
(c)(1)	Xenon Presentation, dated September 24, 2015.(*)
(c)(2)	Xenon Presentation, dated October 21, 2015.(*)
(c)(3)	Letter from Xenon to the Special Committee, dated September 15, 2015, incorporated by reference to Annex D to the Proxy Statement.
(c)(4)	Letter from Xenon to the Special Committee, dated October 20, 2015, incorporated by reference to Annex D to the Proxy Statement.
(d)(1)	Framework Agreement, dated as of September 24, 2015, by and among CTC Media, Inc., CTC Investments LLC and UTV-Management LLC, incorporated by reference to Annex A to the Proxy Statement.
(d)(2)	Form of Agreement and Plan of Merger, by and among CTC Media, Inc. and CTCM Merger Sub, Inc., incorporated by reference to Annex B to the Proxy Statement.
(d)(3)	Xenon Engagement Letter, as amended and restated on October 7, 2015.(*)
(d)(4)
Stockholders' Agreement, dated as of May 20, 2011, by and among CTC Media, Inc., MTG Russia AB and Telecrest Investments Limited, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on May 20, 2011.
(f)	Section 262 of the Delaware General Corporation Law, incorporated by reference to Annex C to the Proxy Statement.

(*)
Previously filed on October 22, 2015.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 17, 2015

CTC MEDIA, INC.
By:	/s/ YULIANA SLASCHEVA

	Name:	Yuliana Slascheva
	Title:	Chief Executive Officer

Exhibit Index

Exhibit No.	Description
(a)(1)	Not applicable.
(a)(2)(i)	Preliminary copy of Letter to Stockholders from the Chief Executive Officer of the Company, incorporated by reference to the Proxy Statement.
(a)(2)(ii)	Preliminary copy of Notice of Special Meeting of Stockholders, incorporated by reference to the Proxy Statement.
(a)(3)	Preliminary Proxy Statement, incorporated by reference to the Proxy Statement.
(a)(4)	Not applicable.
(a)(5)	Not applicable
(b)	Not applicable.
(c)(1)	Xenon Presentation, dated September 24, 2015(*)
(c)(2)	Xenon Presentation, dated October 21, 2015(*)
(c)(3)	Letter from Xenon to the Special Committee, dated September 15, 2015, incorporated by reference to Annex D to the Proxy Statement.
(c)(4)	Letter from Xenon to the Special Committee, dated October 20, 2015, incorporated by reference to Annex D to the Proxy Statement.
(d)(1)	Framework Agreement, dated as of September 24, 2015, by and among CTC Media, Inc., CTC Investments LLC and UTV-Management LLC, incorporated by reference to Annex A to the Proxy Statement.
(d)(2)	Form of Agreement and Plan of Merger, by and among CTC Media, Inc. and CTCM Merger Sub, Inc., incorporated by reference to Annex B to the Proxy Statement.
(d)(3)	Xenon Engagement Letter, as amended and restated on October 7, 2015.(*)
(d)(4)
Stockholders' Agreement, dated as of May 20, 2011, by and among CTC Media, Inc., MTG Russia AB and Telecrest Investments Limited, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on May 20, 2011.
(f)	Section 262 of the Delaware General Corporation Law, incorporated by reference to Annex C to the Proxy Statement.

(*)
Previously filed on October 22, 2015.